UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Orphazyme A/S
(Name of Issuer)

Ordinary Shares, DKK 1 nominal value per share
(Title of Class of Securities)

687305102
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 687305102	13G

1	NAMES OF REPORTING PERSONS
Sunstone Life Science Ventures Fund II K/S

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,789,845 shares of Ordinary Shares of the Issuer

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,789,845 shares of Ordinary Shares of the Issuer

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,789,845 shares of Ordinary Shares of the Issuer

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 687305102	13G

SCHEDULE 13G
Item 1(a).	Name of Issuer: Orphazyme A/S
Item 1(b).	Address of Issuer’s Principal Executive Offices: Ole Maaløes Vej 3 Copenhagen N, Denmark DK-2200
Item 2 (a).	Name of Person Filing: Sunstone Life Science Ventures Fund II K/S
Item 2(b).	Address of Principal Business Office: Store Strandstræde 18 Copenhagen, Denmark DK-1255
Item 2(c).	Citizenship: Denmark
Item 2(d).	Title of Class of Securities: Ordinary Shares, DKK 1 nominal value per share
Item 2(e)	CUSIP Number: 687305102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,789,845 shares of Ordinary Shares of the Issuer

(b)
Percent of class: 5.2%.
Such percentage is based upon 34,697,703 outstanding shares of Ordinary Shares of the Issuer as of October  1, 2020, as reported in the Issuer’s Form  6-K filed with the Securities and Exchange Commission (the “SEC”) October  2, 2020.

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,789,845

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,789,845

(iv) Shared power to dispose or to direct the disposition of: 0

CUSIP No. 687305102	13G

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021
SUNSTONE LIFE SCIENCE VENTURES FUND II K/S,
acting through its general partner Sunstone LSV General Partner II ApS

	By:	/s/ Søren Lemonius
Name: Søren Lemonius
Title: Partner

	By:	/s/ Merete Lundbye Møller
Name: Merete Lundbye Møller
Title: Partner